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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **67176**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HEDGE EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Broadway, Ste 12J
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Ferrotta **(212)425-4440**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

OATH OR AFFIRMATION

I, **DonnaJean Flood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HEDGE EXECUTIONS, LLC, as

of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGE EXECUTIONS L.L.C.

Financial Statements and Supplemental Schedules

December 31, 2008

(With Independent Auditor's Report Thereon and Supplemental report on Internal Control required by Rule 17a-5)

HEDGE EXECUTIONS L.L.C.

DECEMBER 31, 2008

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Members of
Hedge Executions L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Hedge Executions L.L.C. (the Company) as of December 31, 2008 and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hedge Executions L.L.C. at December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 26, 2009

HEDGE EXECUTIONS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	55,234
Receivable from broker, related party (Note 4)		6,000
Due from Clearing Broker (Note 4)		6,160
Other receivables		1,023
TOTAL ASSETS	$	68,417
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	1,492
Payable to broker, related party (Notes 4 and 5)		1,000
TOTAL LIABILITIES		2,492
Commitments and Contingent Liabilities		-
Members' Equity		65,925
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	68,417

The accompanying notes are an integral part of these financial statements.

HEDGE EXECUTIONS L.L.C.

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions income	$	228,187
Interest income		175
Total Revenues		228,362
Expenses:		
Brokerage expense		140,322
Professional fees		20,831
Exchange fees		16,620
Regulatory fees		10,846
Occupancy		7,200
Seat lease		4,000
Staff		3,000
Office expenses and supplies		1,200
Communications expense		600
Other expenses		530
Total Expenses		205,149
Income before income taxes		23,213
Provision for income taxes		-
Net income	$	23,213

The accompanying notes are an integral part of these financial statements.

HEDGE EXECUTIONS L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity at January 1, 2008	$	42,712
Net income		23,213
Members' equity at December 31, 2008	$	65,925

The accompanying notes are an integral part of these financial statements.

HEDGE EXECUTIONS L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2008

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	23,213
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in receivable from clearing broker		(160)
Decrease in receivable from broker		1,420
(Increase) in other receivables		(966)
Increase in accounts payable		3,003
Total adjustments		3,297
NET CASH PROVIDED BY OPERATING ACTIVITIES		26,510
NET INCREASE IN CASH		26,510
CASH		
Beginning of year		28,724
End of year	$	55,234
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Hedge Executions L.L.C. (the "Company") was organized as a limited liability company in the State of New York on November 16, 2005. The Company became a member of the American Stock Exchange ("ASE") on April 6, 2006, Financial Industry Regulatory Authority ("FINRA") on July 30, 2008 and the New York Stock Exchange ("NYSE") on February 2, 2009.

Nature of Business

The Company's business is primarily that of an ASE floor broker. Commission income is earned by the Company on security transactions which it executes on the ASE. At some point in 2009, all operations on the ASE will be moved to the NYSE.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recorded when billed.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2008.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Fair Value of Financial Instruments

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

NOTE 3- NET CAPITAL

The Company is a member firm of the American Stock Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $64,902 at December 31, 2008 which exceeded the regulatory requirement of $5,000 by $59,902. The ratio of aggregate indebtedness to net capital was 0.0384 to 1 at December 31, 2008.

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

		Receivable
Receivable from clearing broker	$	6,160
Floor brokerage commission receivable-due from related party broker		6,000
	$	12,160

		Payable
Payable to broker, related party	$	1,000

NOTE 5- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 6- RELATED PARTY TRANSACTIONS

During 2008, the Company billed a broker dealer owned by a non managing member of the Company a total of $182,937 for floor brokerage commissions. These related party transactions are not necessarily indicative of the transactions that would have been entered into had comparable transactions been entered into with independent parties.

The Company has an expense sharing agreement for office space, staff and communications with this related broker dealer requiring the payment of a $1,000 monthly management fee. During 2008 the Company was billed $12,000 for these shared expenses.

NOTE 7- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 7- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of the American Stock Exchange. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

SUPPLEMENTARY INFORMATION

HEDGE EXECUTIONS L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:			
Members' equity		$	65,925
Less non-allowable assets and deductions:			
Other receivables	1,023		
			1,023
NET CAPITAL		$	64,902
AGGREGATE INDEBTEDNESS		$	2,492
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	166
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($64,902 - $5,000)		$	59,902
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 2,492 / $ 64,902		3.84%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

HEDGE EXECUTIONS L.L.C.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (a). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

HEDGE EXECUTIONS L.L.C.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2008

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

To the Members of
Hedge Executions L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Hedge Executions L.L.C. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits, and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hedge Executions L.L.C.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), the American Stock Exchange ("ASE"), the New York Stock Exchange ("NYSE") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 26, 2009